Exhibit 99.2

Management’s Discussion and Analysis

In respect of the 6 months ended June 30, 2006 (the “Reporting Period”)

The following discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the financial statements.  This MD&A should be read in conjunction with the unaudited interim financial statements of the Company for the 6 months ended June 30, 2006, and the audited financial statements and MD&A for the year ended December 31, 2005.   The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar figures included therein and in the following MD&A are quoted in Canadian dollars.  Readers should be aware the following MD&A relates only to the period ended June 30, 2006 as the Company became a public Company on December 1, 2005 and there is no publicly released prior comparative period.  The date of this MD&A is August 10, 2006.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange under the symbol “CHA”.

FORWARD LOOKING STATEMENTS

This disclosure includes forward-looking information on future production, project start-ups and future capital spending.  Actual results or estimated results could differ materially due to changes in the project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This disclosure also includes certain information and statements about management’s view of future events, expectations, plans and prospects that constitute forward looking statements.  These statements are based upon assumptions that are subject to significant risks and uncertainties.  As a result of these risks and uncertainties and a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements.  Although the Company believes that the expectations reflected in forward-looking statements are reasonable, it can give no assurances that the expectations of any forward-looking statements will prove to be correct.

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act.  In February and March, 2006, the Company completed a private placement of  8,644,444 Units each consisting of one common share and one half of one common share purchase warrant at a price of $2.25 per Unit for gross proceeds of approximately $19.5 million.  As at August 14, 2006 there were 31,244,008 common shares outstanding.

Challenger began its natural gas exploration and production business upon incorporation.  Its primary emphasis has been on exploration for natural gas in offshore Nova Scotia, and offshore Trinidad and Tobago.  The Company also holds a minority interest in a gas producing well in western Canada as a result of a November 1, 2005 property acquisition.  During the period ended June 30, 2006 the Company did not conduct any exploration activity on its holdings.  The Company expects to commence exploration activity in Trinidad and Tobago in the fourth quarter of 2006.  The Company did earn production revenue in the period ended June 30, 2006, from its minority interest in the western Canada well.

Challenger’s business objective for the next 6 months is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) it entered into with Canadian Superior Energy Inc.(“Canadian Superior”) in November, 2004. During the quarter ended June 30, 2006 the Company exercised its right to participate in the Participation Agreement entered into with Canadian Superior in respect to Block 5(c), Trinidad and Tobago. The Company has funded $10.1 million ($8.9M US) in respect to its obligations under the Participation Agreement as at June 30, 2006. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in Canadian Superior’s revenue share of the contract between Canadian Superior and the Government of the Republic of Trinidad and Tobago by helping Canadian Superior fund the exploration and development of land designated as “Block 5(c)” located offshore Trinidad and Tobago.  Pursuant to Challenger’s rights under the agreements with Canadian Superior, in order to fully earn its revenue share, Challenger is required to pay 1/3 of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.

OVERALL PERFORMANCE

Six months ended June 30, 2006

For the period ended June 30, 2006 Challenger carried on minimal operations and had minimal revenues.  As at June 30, 2006 Challenger had working capital of $8.4 million, which reflects cash remaining from the private placement (described in “Major Transactions Affecting Financial Results”) completed in the first quarter.  As at June 30, 2006, the company arranged for the transfer of $10.1 million to Canadian Superior as per the Block (c) Participation Agreement for it’s obligations to date.  The expenses of Challenger during the six month period ended June 30, 2006 related primarily to stock based compensation and professional fees and administration costs related to general corporate purposes and costs incurred in relation to the Company pursuing a listing of its shares for trading on an exchange in the United States.  Challenger intends to continue to exercise its right under the participation agreement entered into with Canadian Superior Trinidad and Tobago Ltd. in November, 2004 by funding one-third of the costs incurred for a 25% interest in Canadian Superior’s revenue share.

SELECTED FINANCIAL INFORMATION

	3 months ended June 30, 2006	6 months ended June 30, 2006
	(unaudited)	(unaudited)

Total Revenue	$162,892	$283,209
Net Income (Loss)	$(1,115,158)	$(1,334,102)
Per Share basic	$(0.04)	$(0.04)
Per Share diluted	$(0.04)	$(0.04)
Cash Expenses for the Period	$367,766	$479,349
Stock Option Compensation Expense	$330,971	$731,575
Depletion, Depreciation and Accretion	$28,030	$54,486
Total Expenses for the Period	$726,767	$1,265,410
Total Assets	$19,127,007	$19,127,007
Total Liabilities	$144,165	$144,165
Share Capital	$16,704,458	$16,704,458
Common Shares Outstanding	31,244,008	31,244,008

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.               In February of 2006, the Company entered into a “best efforts” financing agreement with Pritchard Capital Partners, L.L.C., as lead agent, to issue up to 7,644,444 Units on a private placement basis at a price of Cdn.$2.25 per Unit, subject to an over-allotment option, which would allow the Company to issue up to an additional 1,000,000 Units.  In February and March 2006 the Company issued all 8,644,444 Units at a price of Cdn.$2.25 per Unit for gross proceeds of approximately Cdn.$19.5 million, fully subscribing the financing.  Each Unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole Warrant entitles the holder thereof to acquire one Common Share at an exercise price of Cdn.$2.75 per share until December 31, 2006.  The securities issued were subject to a four-month hold period under applicable securities laws.  The Company intends to use the proceeds from the offering for general working capital and to pursue exploration activities off-shore Trinidad and Tobago.

2.               In February of 2006, the Company issued 1,920,000, 5 year life, stock options to directors, officer, employees, and consultants.

3.               On March 19, 2006, the operator of Block 5(c) in Trinidad and Tobago, Canadian Superior, entered into a firm multi-well drilling contract with the Kan Tan IV Semi-Submersible Offshore Drilling Rig, managed by Maersk Contractors and owned by BeijingZhiyan Industries Company Limited of Beijing, China.  The rig is expected to commence drilling of two back to back wells offshore Trinidad on Canadian Superior’s “Intrepid” Block 5(c) in the fourth quarter of 2006.

4.               In respect to the Block 5(c) agreements with Canadian Superior, the Company arranged for the transfer of $10.1 million (USD$8.9M) to Canadian Superior as per the Block 5(c) agreements in the quarter ended June 30, 2006.

5.               Subsequent to June 30, 2006, the Company issued 1,350,000 stock options to directors, officers and consultants.

RESULTS OF OPERATIONS

Challenger’s revenue from its minority share in the Innisfail well for the three months ended June 30 2006 decreased from the prior quarter due to a decrease in natural gas spot prices.  Interest revenue for the six months period ended June 30, 2006 was $212,268 and is expected to decrease for the remaining 6 months of the year as the Company continues to fund its obligations with respect to the Participation Agreement, decreasing the Company’s cash balance. The majority of expenses in the period ended June 30, 2006 were compensation expense, related to stock options issued and professional fees, incurred in connection with the administration of the Company.  Professional fees and Office and Administration costs were higher in the quarter ended June 30, 2006 than the prior quarter due to expenses incurred for higher than normal administrative activities and activities related to the Company pursing a public stock exchange listing in the United States.  The Company holds a large part of its cash balance in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars) and for the six months ended June 30, 2006 recorded an unrealized foreign exchange loss of $351,901.  This loss, in respect to the remaining six months of the year, is subject to fluctuation in the exchange rate between Canada and the United States of America and the balance of the Company’s cash held in U.S. dollars.

LIQUIDITY

As at June 30, 2006 Challenger had cash of $8,384,280 and working capital of $8,375,794.  Since inception, the majority of Challenger’s expenses have been paid out of working capital.  The Company intends to finance its activities in 2006 primarily through the existing cash resources which it currently expects to be sufficient to fund budgeted Trinidad and Tobago capital expenditures in 2006.  There can be no assurance that additional financing will be available to the Company in future or, if it is available, that it will be on terms acceptable to the Company.

Cash Used in Operations

Challenger had minimal natural gas production during the period ended June 30, 2006.  Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements.  In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs.  Challenger was, and continues to be in a use of cash position.  The Company expects to remain in a use of cash position as it begins its exploration activities.  Cash for exploration activities is being provided from the financings and may be provided by additional financings.

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which as of the date hereof, which include all equity financings to date, there are 31,244,008 (Dec. 31, 2005 – 22,599,564).  The shares are fully paid and non-assessable.  Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series.  In addition, as of the date hereof there are 5,070,000 options and 5,822,222 warrants (Dec. 31, 2005 – 1,800,000 options and 1,500,000 warrants) to purchase Common Shares outstanding.

The following table summarizes the Common Shares issued from December 31, 2005 to the date hereof, which are the only class of shares outstanding.

Description	Number of Common Shares
Balance at December 31, 2005	22,599,564
2006 Private Placements of Common Shares	8,644,444
Balance at date hereof – which include all financings to date	31,244,008

CAPITAL RESOURCES

In the six months ended June 30, 2006, Challenger increased its capital resources by $7,588,305 as a net result of issuance of Common Shares for $17,991,388 (net of issue costs) in a private placement (see “Major Transactions Affecting Financial Results”) and the Company’s $10,059,871 funding of its obligations under the Participation Agreement for Block 5 (c) in Trinidad and Tobago. In addition to a further $64,220 used in the acquisition of assets, $278,992 was used in the business, largely in connection with professional fees and office and administration costs.

In the quarter ended June 30, 2006, Challenger decreased its capital resources by $10,422,424 largely as a result of its funding of its obligations under the Participation Agreement of $10,059,871.  $362,553 was used in the business, which is largely due to increased expenses related to the administration of the Company.

RELATED PARTY TRANSACTIONS

Mr. Gregory Noval is the President and Chief Executive Officer of Canadian Superior and is the Chairman, a Director and a shareholder of Challenger.  Mr. Agustin Aparicio is employed by Challenger as the Company’s exploration manager and is also employed by Canadian Superior Energy Inc. as a consultant. Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

OUTLOOK

At June 30, 2006 Challenger had positive working capital and sufficient capital resources to cover its expected initial current expenses and projected administrative expenses through 2006.  Management is pleased with the success of its February and March, 2006 financings which raised approximately $19.5 million and the initiation of funding its obligations in respect to Block 5(c) in Trinidad and Tobago under the Participation Agreement with Canadian Superior of $10.1 million as at June 30, 2006.  The financings will support the ongoing funding of Challenger’s anticipated obligations for its exploration in Trinidad and Tobago during 2006.  Management is optimistic that opportunities for exploration for oil and gas in offshore Trinidad and Tobago will attract further financing for the Company’s growth as required.